Exhibit 99.45

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES ADDITIONAL NATURAL GAS HEDGES

FOR IMMEDIATE RELEASE, Thursday, September 1, 2005

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to announce natural gas hedges

(Calgary, September 1, 2005) /CNW/ - Penn West Energy Trust recently entered into AECO natural gas collars on 50,000 gigajoules (“GJ”) per day for the 12-month period from November 1, 2005 to October 31, 2006. The collars were transacted with an average floor price of $8.00 per GJ (approximately $8.60 per mcf) and an average ceiling price of $15.05 per GJ (approximately $16.20 per mcf). The volume hedged by these contracts represents approximately 16 percent of Penn West’s natural gas production and approximately eight percent of total production on a barrel of oil equivalent (6 to 1) basis. The transaction of these collars is consistent with policies established by the Board of Directors of Penn West.

Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Fax: (403) 777-2699

Toll-Free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502